EXHIBIT 99.05

Chunghwa Telecom to participate ADR Conference held by Jefferies and BNY Mellon

Date of events: 2016/11/11

Contents:

1.Date of the investor conference:2016/11/28~2016/11/29

2.Time of the investor conference:10:00 am

3.Location of the investor conference: New York

4.Brief information disclosed in the investor conference: The conference will be held by Jefferies and BNY Mellon

5.The presentation of the investor conference release: Please refer to http://mops.twse.com.tw/

6.Will the presentation be released in the Company’s website: Presentation will be released on http://www.cht.com.tw/chtir

7.Any other matters that need to be specified:None